Exhibit 99.1

News release

Supervisory Board of Biofrontera AG renews Management Board appointment

Leverkusen, Germany, July 23, 2020 – The Supervisory Board of Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F), an international biopharmaceutical company, today announced that the appointments and service contracts of both members of the Management Board, CEO Prof. Dr. Hermann Lübbert and CFO Thomas Schaffer, have each been extended for an additional 2 year-term.

“We are looking forward to continuing the excellent and fruitful cooperation with the Biofrontera Management Board. The coming months are crucial for the further development of Biofrontera into an independent, profitable specialty pharma company. The Supervisory Board expressly appreciates continuity in the management of Biofrontera AG during this very important strategic and operational phase of the company. I am very pleased that in both cases this has been achieved,” commented the Chairman of the Supervisory Board, Dr. Ulrich Granzer. “Over the next two years, the Supervisory Board, together with the Management Board, will successively implement succession planning which has already been jointly initiated”.

The term of office and service contracts for both Prof. Dr. Hermann Lübbert and Thomas Schaffer will run until December 31, 2022.

The allocation of responsibilities within the Management Board remains unchanged.

-End-

For enquiries, please contact:

Biofrontera AG	+49 (0) 214 87 63 2 0
Thomas Schaffer, Chief Financial Officer	ir@biofrontera.com

IR UK: Seton Services
Toni Vallen	+44 (0) 207 229 0805

About Biofrontera:

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological drugs and medical cosmetics.

The Germany-based company, with almost 200 employees worldwide, develops and markets innovative products for the care, protection and treatment of the skin. The company’s lead product is the combination of Ameluz®, a topical prescription drug, and medical device BF-RhodoLED® for the photodynamic therapy of certain superficial skin cancers and their precursors. Ameluz® has been marketed in the EU since 2012 and in the United States since May 2016. In addition, the company markets the prescription medication Xepi™ for the treatment of impetigo in the United States. In the EU, the company also sells the dermocosmetics series Belixos®, which offers specialized care for damaged or diseased skin.

Biofrontera is the first German founder-led pharmaceutical company to receive a centralized European and a US approval for a drug developed in-house. The Biofrontera Group was founded in 1997 by the current CEO Prof. Dr. Hermann Lübbert and is listed on the Frankfurt Stock Exchange (Prime Standard) and on the US NASDAQ.www.biofrontera.com.

Biofrontera AG

Hemmelrather Weg 201 I D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 I Telefax: +49 214 87632-90

info@biofrontera.com I www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) I Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln I Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102